UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP FORM 4
Name and Address of Reporting Person:	Morrisett, Lloyd N.
12 Castle Road
Irvington, NY 10533

Issuer Name and Tickler or Trading Symbol:	Infonautics, Inc. (INFO)

Statement for Month/Year:	October, 2000

Relationship of Reporting Person(s) to Issuer:	Director

Individual or Joint/Group Filing:	Form filed by One Reporting Person

Table I - Non-Derivative Securities Acquired (A), Disposed of (D), or Beneficially Owned. Direct (D) or Indirect (I)
Title of Security	Transaction Date (M/D/Y)	Transaction Code		Securities Acquired or Disposed of			Amount of Securities Beneficially Owned at End of Month	Ownership Form: Direct or Indirect	Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price
Class A Common	10/25/00	P		10,000	A	1.75	32,000	D

Explanation of Responses: